Ballard Power Systems Inc.

News Release

Ballard Signs Fuel Cell Licensing & Engineering Services Agreement With M-Field in Europe

For Immediate Release – June 29, 2014

Vancouver, Canada – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced that it has signed a definitive agreement for the sub-license of intellectual property (IP) to M-Field Energy Corporation (“M-Field”), a sustainable energy company, for material handling systems to be deployed in Europe. Ballard will also provide M-Field with Engineering Services support into early-2015 through Dantherm Power A/S, the Company’s subsidiary in Denmark, to assist in optimizing system integration activities utilizing Ballard fuel cell stacks. The agreement has a value of approximately $1 million.

Steve Karaffa, Ballard’s Chief Commercial Officer said, “This deal furthers our three-level business model, by leveraging Engineering Services and applicable IP in order to support the penetration of fuel cell products in a variety of geographic markets.”

H2 Logic A/S, a leading European manufacturer of hydrogen refueling stations and fuel cell systems for applications such as forklift trucks and tow tractors, has made a strategic decision to narrow its business focus to hydrogen refueling stations. Ballard has acquired the material handling intellectual property portfolio of H2 Logic A/S and is sub-licensing this IP to M-Field under the agreement announced today.

Also under the agreement, Ballard will be the exclusive supplier of fuel cell stacks – including the FCgenTM-1020ACS air-cooled and FCvelocityTM-9SSL liquid-cooled stack products – for all material handling systems deployed by M-Field in Europe.

Interest in fuel cell-powered forklift trucks for use in high-throughput indoor distribution centers and warehouses is the result of financial benefits associated with increased productivity and lower operating costs, compared to incumbent lead acid battery-powered trucks. Fuel cell systems are also a zero-emission, clean energy alternative that eliminates costs associated with handling and storing toxic materials, such as lead acid batteries.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated market growth drivers, product attributes and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com